
02042520

KOOKABURRA RESOURCES LTD.

#1010 - 750 West Pender Street
Vancouver, B.C. Canada
V6C 2T8
Tel: (604) 681-1919 Fax: (604) 681-0128


SEC MAIL
RECEIVED
PROCESSING
JUL 10 2002
WASH. D.C.
155
SECTION

June 28, 2002

To: British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Nova Scotia Securities Commission

Dear Sirs:

KOOKABURRA RESOURCES LTD. - RENEWAL ANNUAL INFORMATION FORM

We write to advise that pursuant to Multilateral Instrument 45-102, the Company wishes to file an Annual Information Form ("AIF") with the British Columbia, Alberta, Nova Scotia and Ontario Securities Commissions in order to be eligible to reduce the hold period imposed from twelve months to four months for securities to be distributed by the Company. In this connection, we enclose the AIF of the Company dated May 31, 2002.

The Company's audited and interim consolidated financial statements referred to in the AIF have previously been filed with the British Columbia, Alberta, Nova Scotia and Ontario Securities Commissions and therefore, are not being re-submitted with the AIF. We have attached to this submission the filing fee applicable.

If you have any questions or comments regarding the AIF, please contact the undersigned.

Yours truly,

KOOKABURRA RESOURCES LTD.

Per:
"Nick DeMare"

Nick DeMare
Director

7/15

cc: U.S. Securities & Exchange Commission (File #82-2740)
Mr. B. Rasmussen
Mr. L. Montpellier

ANNUAL INFORMATION FORM

of

KOOKABURRA RESOURCES LTD.

Suite 1010 - 750 West Pender Street
Vancouver, British Columbia
V6C 2T8

May 31, 2002

TABLE OF CONTENTS

PRELIMINARY NOTES

Financial Information

All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles.

Date of Information

All information in this Annual Information Form is as of May 31, 2002 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The Company's accounts are maintained in Canadian dollars. All references to "U.S. dollars" or to "US$" are to U.S. dollars.

Exchange rates are based upon the noon buying rate in New York City for the cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Year Ended December 31		
Canadian Dollars to U.S. Dollars	2001	2000	1999
Rate at end of period	US$0.6254	US$0.6669	US$0.6925
Average rate for period	US$0.6444	US$0.6725	US$0.6744
High for period	US$0.6692	US$0.6969	US$0.6925
Low for period	US$0.6254	US$0.6410	US$0.6535

The noon rate of exchange on May 31, 2002, as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.6547.

ITEM 1: INCORPORATION

1. Incorporation

Kookaburra Resources Ltd. (the "Company") was incorporated under the laws of British Columbia on July 23, 1987 under the name "No. 93 Sail View Ventures Ltd.". On September 29, 1987 the Company changed its name to "Kookaburra Gold Corp.". On January 20, 1993 the Company changed its name to its current name "Kookaburra Resources Ltd.".

The Company's principal business office is located at Suite 1010 - 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

2. Subsidiaries

The Company has two wholly-owned subsidiaries, Richards Metals Ltd. ("Richards Metals") and Kookaburra Capital Corp. ("Kookaburra Capital"). Richards Metals, in turn, has one wholly-owned subsidiary, Compania Minera La Esperanza S.A. which holds the Peruvian mineral property interests. Kookaburra Capital owns an 85% interest in KOB Energy Inc. ("KOB"), which holds the United States oil and gas interests.


Kookaburra Resources Ltd.
(British Columbia)
100%
Richards Metals Ltd.
(Barbados)
100%
Kookaburra Capital Corp.
(British Columbia)
100%
Compania Minera La
Esperanza S.A.
(Peru)
85%
KOB Energy Inc.
(Colorado)

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

The Company has in the past been principally engaged in the exploration of prospective precious and base metals properties, primarily in Peru. Since 1996 and, more significantly since 1998, the Company has been engaged in the business of exploring for and developing oil and gas prospects in the Mississippi Salt Basin and in Kern County, California in the United States. The Company is a minority interest owner in all of its oil and gas interests and is not an operator of any of the prospects.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

1. Description of Properties

East Lost Hills Joint Venture

Pursuant to an agreement dated May 29, 1998, the Company, through KOB, acquired an initial 4.182% working interest in certain oil and gas leases (the "East Lost Hills Prospect") covering an area in excess of 20,000 acres situated in the San Joaquin Basin, in Kern County, California. The Company subsequently increased its interest to a 4.4625% working interest. In order to maintain its working interest the Company must contribute a proportional amount to the costs of the East Lost Hills prospect and its ability to do so will depend upon a number of factors beyond its control, including results achieved in the field and the availability of future equity financing or other sources of capital. As at December 31, 2001 the Company incurred aggregate expenditures on the East Lost Hills Prospect of approximately $11.2 million. During the Company's last two fiscal years ended December 31, 2000 and 2001, the Company has incurred approximately $2.9 million and $3.9 million, respectively, on exploration, drilling and development of the East Lost Hills Prospect.

Location

The East Lost Hills Joint Venture is located in the San Joaquin Basin, approximately 45 miles northwest of Bakersfield, California.

Geology

The San Joaquin Basin has proved to be one of the most productive hydrocarbon producing basins in the continental United States, having produced in excess of 12.7 billion barrels of oil equivalent ("mmboe"). The San Joaquin Basin contains six of the 25 largest oil fields in the U.S.A. and produces more than 75% of California's oil and gas production. Kern County accounts for over 90% of the oil production from the San Joaquin Basin.

The Lost Hills Field is an anticlinal structure formed by what appears to be a combination of compressional forces from the west, as well as right-lateral motion associated with movement of the San Andreas fault system. The Monterey and Temblor formations are broken by a high angle thrust fault on the east side of the structure. The East Lost Hills Joint Venture lies in the footwall side of this thrust fault, directly east of and structurally below the existing Lost Hills Field. To date, the Lost Hills Field has produced over 115 million barrels of oil equivalent ("mbo") and 120 billion cubic feet ("bcf") of gas from Pleistocene, Pliocene and Miocene-age sands buried at depths of between 2,000 to 6,000 feet.

The geological objectives at the East Lost Hills Joint Venture are stacked sands (layers of sand stacked one above the other) within the Temblor Group which are buried between 16,500 to 19,000 feet. The uppermost sand encountered by drilling in the Temblor Group is called the Temblor Sand. Other sands, which lie below this interval, have various local names and vary in thickness and lateral distribution from well to well. The Temblor sands lie beneath the Miocene-age Monterey shale, which is a proven source rock, as well as an

excellent vertical reservoir seal. Two dimensional ("2-D") seismic data reveals the presence of a fault-bounded structural high at the Temblor level situated southeast of a well drilled by Shell and Arco (Shell-Arco #1-23-22, T25S, R20, section 22). An interpretation made by Armstrong suggests that this well did not penetrate the Temblor sands, but reached total depth while still drilling in steeply dipping Monterey shales in the hanging wall of the Lost Hills thrust block.

Exploration

East Lost Hills Joint Venture Work Program

The East Lost Hills Joint Venture holds an interest in a significant number of leases totalling in excess of 32,000 acres. In order to maintain these leases the East Lost Hills Joint Venture has committed to drill certain lands.

The initial test well, the Bellevue #1-17, commenced drilling in May 1998, and was designed to test prospective Miocene sandstone reservoirs in the Temblor formation at depths to an anticipated 18,500 feet. On November 23, 1998, while drilling at 17,640 feet, the well blew out and ignited. An expert well control team was engaged to contain the fire.

As a result of the blow out, the development of the project was delayed by at least ten months. A relief well, the Bellevue #1R-ST-3, was commenced on December 18, 1998, in order to "kill" the flow of water and hydrocarbons flowing out of the Bellevue #1-17 well. On May 29, 1999, the kill operation was successfully completed. After the successful kill operation, the Bellevue #1R-ST-3 relief well continued with drilling towards a bottom hole location approximately 800 feet away from the bottom hole location of the Bellevue #1-17 well. On August 24, 1999, the operator announced that the well would be completed, having reached a total depth of 17,428 feet, approximately 180 feet into the Temblor formation. In addition, Berkley Petroleum Corp. ("Berkley"), as operator, in August commenced drilling a second well, on the East Lost Hills Joint Venture. The second well, the Berkley East Lost Hills #1 Well, is located 2.23 miles north-west of the Bellevue #1R-ST-3 relief well.

Between October 1, 1999, and October 22, 1999, the Bellevue #1R-ST-3 well was prepared for a completion test. On Saturday, October 23, 1999, the completion test was implemented by perforating the casing and establishing communication with the pay zones so that gas could flow from the pay zones into the casing. Initial results were positive and the well flowed gas, albeit at restricted rates. The gas flowed, but only for a short period of time as the flow was cut off when the perforations were plugged off. In an attempt to re-establish communication, larger perforations were made but this too was unsuccessful and the well bore was plugged with formation sand, shale, and perforating debris. The well bore was cleaned up and in December 1999 was production tested and flowed gas at rates ranging between 1.3 and 5.0 million cubic feet per day ("mmcfpd"). Condensate and water was obtained during the test. Pressure build-up analysis indicated that only the uppermost sand unit encountered in the Bellevue #1R-ST-3 well was contributing to the flow. The operator had considered either a re-drill or re-entry of this well bore. Management believes minimal maintenance costs will be incurred until the decision to re-drill or re-enter the well bore is made.

On April 12, 2000, the ELH #1 well was drilled to a total depth of 19,724 feet. A production line was run to total depth and the open hole section, extending from 18,280 feet to total depth, was wireline logged. A total of 2,474 feet of the Temblor formation was penetrated with a net sand interval of 1,410 feet. The ELH #1 well was perforated on May 28, 2000, and the flow test portion of the production test commenced on May 31, 2000 and was completed on June 5, 2000. The initial perforated interval of 272 feet in the well was flow tested at an extended, restricted flow rate of 13.1 million cubic feet of natural gas per day ("mmcfg/d"). The data obtained from this build up was very encouraging and supported the plan to connect the well in and proceed with the expanded development drilling plan. Flowing bottom hole pressure during the test was 14,438 pounds per square inch ("psi"), liquids were easily transported by the gas. The gas rate, the water gas ratio, and condensate gas ratios were stable for the final 48 hours of the flow test. After completion of production facilities and a connection pipeline, the ELH #1 well commenced first production on February 6, 2001 from a zone in the lower portion of the Temblor formation. Initially, the ELH #1 well produced at a restricted rate of 9.6 mmcfg/d and 475 bpd of associated hydrocarbon liquids at a flowing well head pressure of 13,300 psi. Production soon decreased because of downstream processing problems and increased water production. The ELH #1 well is currently producing at less than 2 mmcfg/d and the situation is not going to improve until proper water disposal facilities are available and connected. The operator had been unable to negotiate a contract with the owner of the land at the original proposed site. The operator has indicated that it has contacted an alternate surface owner in the same area and that they are attempting to negotiate access to this surface for a water disposal well.

It is not known when this water disposal will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

On July 11, 2000, the participants commenced drilling the ELH #2 well. This well is located approximately 1.5 miles northwest of the ELH #1 and was designed to drill to a zone in the upper portion of the Temblor formation on the same structural feature. The ELH #2 well has been drilled and cased to a measured depth of 18,011 feet. During the flow test portion of the production test, gas was initially flowed at approximately 5 mmcfg/d. After several days the flow rate dropped to 3 mmcf gas per day. The ELH #2 well was suspended as a potential producer pending availability of water disposal facilities.

On June 19, 2000, the participants at East Lost Hills commenced drilling the ELH #3 exploration well in order to test a geologically separate feature located adjacent to the structure found productive in the ELH #1 well. The well reached a total depth of 21,750 feet and production testing was completed. Initial testing did not result in any production from the zone tested. The ELH #3 well may be re-entered at a later date for further testing or side-tracking.

On November 26, 2000, the participants commenced drilling the ELH #4, located approximately four miles southeast of the ELH #1 well. The ELH #4 well was drilled to its total depth of about 20,530 feet. The ELH #4 well was logged and a completion program was approved by all partners. Final casing had been run and a production liner had been installed in anticipation of a production test. The operator had recently notified the Company and other working interest participants that, due to non-payment of amounts billed, and as the operator does not have the right, under the existing operating agreements, to recover more than its costs, with interest, that it would not commence production testing of the ELH #4 well.

The ELH #9 well has reached its total depth of about 21,100 feet. Current operations include running final casing and preparation for production testing.

In May 2002, the Company reached an agreement, in principle, with the operator which will result in the resumption of testing of the ELH #4 and #9 wells. Under the agreement with the participants in the East Lost Hills Joint Venture, the majority of them have agreed to assume responsibility for the Company's share of the outstanding liabilities relating to the ELH #4 well and sidetrack and the ELH #9 well. They will also fund the Company's share of on-going costs incurred in testing, completing, equipping and operating these wells.

The funding participants will be entitled to recover 300% of the funds they provide on behalf of the Company. However, only income derived from the ELH #4 sidetrack and the ELH #9 well will be applied to repayment of the 300% non-consent amount and the Company retains the right to prepay this at any time. This non-consent agreement is specific to the ELH #4 well/sidetrack and the ELH #9 well and does not apply to future wells.

Mississippi Prospects

By agreement dated October 31, 1996, the Company, through KOB, acquired working interests of 8.50% in each of four undeveloped oil and gas prospects located in the Mississippi Salt Basin, U.S.A. During 2001, the Company determined to classify the costs incurred to date on the Mississippi Prospects, of approximately $320,000 for lease acquisition and seismic costs, to its depletable cost base.

Tacaza Project, Peru

Pursuant to an agreement dated November 16, 1993, as amended, the Company acquired a 100% interest in the Tacaza copper project (the "Tacaza Project") located in the St. Lucia district of Southeastern Peru. During fiscal 1998, the Company reviewed the carrying values of the Tacaza Project and made a decision to write down the carrying cost to $1 million to better reflect management's estimate of the intrinsic value of the Tacaza Project. No exploration activities were conducted on the Tacaza Project during 2000 and currently there are no plans to conduct any exploration activities during fiscal 2001. During fiscal 2000, the Company made a decision to write down the Tacaza Project to a nominal amount. The Company is required to pay annual fees to governmental authorities to maintain its interest in the Tacaza Project. The 2002 holding costs are estimated to be US$4,500.

2. Employees

As of the date of this Annual Information Form, the Company has two employees, Mr. Graeme Robinson, the President of the Company and Mr. Robert Rasmussen, the Corporate Secretary of the Company. All other management, accounting and administrative functions are provided by companies owned by officers and directors of the Company. In addition, the Company retains consultants to perform specific functions, on an as needed basis.

3. Risk Factors

The Company holds interests in mineral and petroleum properties. As of the date of this Annual Information Form, the Company is only participating in the exploration and development of its petroleum interests. The Company's only mineral property interest, the Tacaza Project in Peru, is being maintained on a care and maintenance basis. No activities are being conducted on the Tacaza Project.

Accumulated Losses

During the year ended December 31, 2001, the Company incurred a loss of approximately $293,000 and, as at December 31, 2001, the Company had an accumulated deficit of approximately $10.4 million. To date the Company's oil and gas activities have not generated operating cash flows to provide working capital for the Company's ongoing overhead, the funding of its petroleum property acquisitions and the exploration and development of these properties. There can be no assurance that the Company will be able to successfully develop its properties and achieve profitability from its operations.

Financing Risks

As of December 31, 2001, the Company had working capital of approximately $2.2 million, which included $2.5 million due to the operator of the East Lost Hills Project. The Company does not anticipate that current revenues generated from ELH #1 will provide sufficient cash flows to provide for the funding for the Company's commitments or the discharge of its liabilities.

The Company has primarily relied on the sale of its equity capital to fund the acquisition, exploration and development of its resource properties. It has no assurance that additional funding will be available to it for exploration and development of its projects or to fulfil its obligations under any applicable agreements. There can be no assurance that the Company will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to extend the terms of the credit facility, generate additional operating cash flow or obtain additional financing could result in substantial dilution of the Company's resource interests, or delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

See "Liquidity and Capital Resources".

Exploration and Production Risks

The business of exploring for and producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Specifically, the operator of the East Lost Hills Prospect has experienced a fire and blowout during its exploration. The blow-out resulted in a significant delay in the continuing exploration and development by the East Lost Hills Joint Venture. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests. In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but any one or a combination of these factors may result in the Company not receiving an adequate return on invested capital.

There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

Uninsurable Risks

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The Company and its subsidiaries intend to engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

No Assurance of Titles

It is the practice of the Company in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, the Company will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well; however, neither the Company nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. **It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost.** To date the Company has not lost title to any of its oil and gas leases, nor is it aware that any of its currently held properties is subject to being lost as a result of faulty titles.

Environmental Regulations

In general, the exploration and production activities of the Company are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on the Company's operations or financial condition to date. Specifically, the Company is subject to legislation regarding emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and the

Company is unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect the Company any differently or to any greater or lesser extent than other companies in the industry.

The Company believes that its operations comply, in all material respects, with all applicable environmental regulations.

Governmental Regulations

Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, affects its profitability. There is no assurance that laws and regulations enacted in the future will not adversely affect the oil and gas industry. However, since these regulations generally apply to all oil and gas producers, management of the Company believes that these regulations should not put the Company at a material disadvantage to other oil and gas producers.

Most states in which the Company and its subsidiaries own and operate properties have statutes, rules and regulations governing conservation matters including the unitization or pooling of oil and gas properties, establishment of maximum rates of production from oil and gas wells and the spacing of such wells.

Oil and gas mineral rights may be held by individuals or corporations and, in certain circumstances, by governments having jurisdiction over the area in which such mineral rights are located. As a general rule, parties holding such mineral rights grant licenses or leases to third parties to facilitate the exploration and development of these mineral rights. The terms of the leases and licenses are generally established to require timely development. Notwithstanding the ownership of mineral rights, the government of the jurisdiction in which mineral rights are located generally retains authority over the manner of development of those rights.

In addition to royalties paid to freehold owners, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales. Payment of these taxes are in the normal course of operations in the oil and gas industry and should not have a material impact on the Company's financial condition.

Competition

The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects, and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. There is also competition between the

oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. There is no assurance that the Company will be able to effectively compete against such companies.

Foreign Countries and Regulatory Requirements

The Company has an interest in the Tacaza Project located in Peru. Mineral exploration and mining activities in Peru may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Peru as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for Peruvian projects. The effect of all of these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring Peruvian political institutions and revitalizing its economy, there can be no assurance that the present administrations, or any successor governments can sustain the progress achieved. While the Peruvian economy has experienced growth in recent years, there can be no assurance that such growth will continue in the future at similar rates or at all, or that hyper-inflation can be controlled. The Company does not carry political risk insurance.

Dependence upon Key Personnel

The success of the Company's operations and activities is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. The Company has not obtained "key man" insurance for any of its management.

Mr. Robinson is the President of the Company. The loss of the services of Mr. Robinson may adversely affect the business and prospects of the Company.

Adequate Labour

The Company is not the operator of any of its petroleum interests. It believes that Anadarko, as operator of the East Lost Hills Joint Venture, possesses, or is able to procure, adequate labour to conduct planned exploration and development activities at the East Lost Hills Prospect.

Corporate accounting, management and administration are provided by Mr. Robert Rasmussen, the Corporate Secretary of the Company, and by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director of the Company. In the event the Company needs to employ additional personnel, it may recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future.

Dividend Risks

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior resource exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a low of $0.16 to a high of $1.29 during the 12-month period ending May 31, 2002. There can be no assurance that these price fluctuations will not continue to occur.

Currency Fluctuations

To date, all equity financings conducted by the Company have been conducted in Canadian dollars. In addition, the Company maintains its head office in Vancouver, Canada, and will maintain certain of its cash holdings in Canadian dollars. The Company's oil and gas activities are conducted in the United States. Recently the Canadian dollar has experienced a devaluation against the U.S. dollar. Continued devaluation of the Canadian dollar may have a material and adverse effect on the Company's ability to conduct financings in the future.

Conflicts of Interest

Certain of the directors also serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may, from time to time, have a conflict of interest in negotiating and concluding terms relating to the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict will disclose the nature and extent of his interest to the board of directors and abstain from voting for or against the approval of such a participation or such terms.

In accordance with the laws of British Columbia, the directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set out below and certain of the comments which follow are based on and derived from the audited consolidated financial statements of the Company for the fiscal years ended December 31, 1997 to 2001.

	($ in '000, except per share data)				
	Year Ended December 31,				
	2001	2000	1999	1998	1997
Revenues	$712	$18	$26	$15	$167
Earnings (Loss) for the Period	$(293)	$(1,103)	$(1,297)	$(322)	$(2,539)
Earnings (Loss) per Share	$(0.01)	$(0.05)	$(0.07)	$(0.02)	$(0.16)
Weighted Average Number of Shares	$26,226	23,274	19,130	15,574	15,388
Dividends per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Working Capital (Deficiency)	$(2,221)	$354	$20	$633	$356
Resource Assets	$10,849	$7,326	$5,416	$3,260	$2,374
Other Assets	$7	$10	$17	$16	$470
Shareholders' Equity	$8,634	$7,689	$5,453	$3,909	$3,200
Total Assets	$11,363	$7,827	$5,569	$4,037	$3,355

Dividend Policy

There are no restrictions that could prevent the Company from paying dividends on its common shares. To date the Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates all available funds will be invested to finance the growth of its business.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2001, 2000 and 1999 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

Overview

The Company is in the process of exploring its mineral and petroleum resource properties and investigating possible property acquisitions. As yet, it has not determined if the properties contain ore or petroleum reserves that are economically recoverable. The recoverability of the amounts shown for resource properties is dependent on the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing and upon future profitable production. The amounts shown in the consolidated financial statements of the Company under resource properties represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

The Company is actively exploring its petroleum properties and intends to meet its development obligations. The Company's ability to do so, however, is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

Mineral Resource Properties

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold or abandoned. The deferred costs will be amortized over the useful life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and general exploration costs are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property or other impairments in value are determined, the carrying value will be written down or written off, as appropriate.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company also accounts for foreign value added taxes paid as part of deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

Petroleum Resource Properties

The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas properties are capitalized and accumulated on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both production and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon relative energy content. Depreciation of the gathering facility is charged to earnings over an estimated useful life of 10 years on a straight-line basis.

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using period end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess will be charged against earnings.

Substantially all oil and gas exploration activities are conducted jointly with others and these financial statements reflect the Company's proportionate interest in such activities.

Results of Operations

Years Ended December 31, 2001 and 2000

During the year ended December 31, 2001, the Company reported a loss of $293,401 ($0.01 per share), a decrease in loss of $809,580 from the loss of $1,102,981 reported in 2000.

Production from the ELH #1 well, representing the initial petroleum and natural gas sales for the Company, commenced on February 6, 2001. After initial production rates of 9.6 mmcfg/d and 475 bpd of associated hydrocarbon liquids, production fluctuated and soon decreased because of downstream processing problems and increased water production. During 2001, the Company's share of production was 41,290 mmcfg and 15,088 mmcfeg, with average prices received of $15.07/mcfg and $6.66/mcfeg, respectively. Production costs in 2001 was $1.61/mcfeg. Depreciation and depletion costs in 2001 was $3.69/mcfeg. Depreciation of $5,192 for 2000 was for office furniture and equipment. In addition, the Company recorded an impairment of $179,046 in 2001 as a result of the ceiling test performed effective December 31, 2001. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs increased by $142,627, from $249,928 in 2001 to $392,555 in 2002. The increase was due to: i) the impact of the implementation in September 2000 of the US$5,000 monthly salary of the President of the Company; ii) increased legal costs for special resolutions implemented in 2001; and iii) increased travel and general costs.

Mineral exploration costs in 2001 and 2000 consisted primarily of property maintenance costs and holding costs.

During 2000, the Company recorded a $999,999 write-down of its Tacaza Property to a nominal value of $1.

During 2001, the Company recorded an unrealized foreign exchange loss of $107,383, compared to a gain of $153,570 in 2000.

Years Ended December 31, 2000 and 1999

During the year ended December 31, 2000, the Company reported a loss of $1,102,981 ($0.05 per share) compared to a loss of $1,296,824 ($0.07 per share) for 1999.

Interest and other income decreased by $8,399 in 2000, from $26,017 in 1999 to $17,618 in 2000, due to reduced cash deposits held throughout 2000 compared to 1999.

Throughout 1999 and 2000, the Company was primarily focused on funding its share of the exploration and drilling of the East Lost Hills petroleum properties. During the year ended December 31, 2000, the Company funded $2,909,820 for drilling, geologic and seismic work and lease acquisitions, compared to $3,155,896 in 1999. These costs were capitalized in accordance with the full cost method. During 2000, the Company reviewed its plans for the Tacaza Project and determined to write-off $999,999 costs to a nominal amount

of $1. The Company will continue to place the Tacaza Project on care and maintenance. The 2001 holding costs are estimated to be US $3,112.

Total general and administrative expenses incurred for 2000 were $271,504, a slight increase of 1% from 1999 levels when $267,974 was spent.

During 2000, the Company recorded an unrealized foreign exchange gain of $153,570, compared to a loss of $54,867 in 1999. The gain in 2000 occurred due to the impact of the steady deterioration of the Canadian dollar / U.S. dollar exchange rates on the Company's cash holdings which were denominated in U.S. dollars. In comparison, the Canadian dollar became stronger vis-a-vis the U.S. dollar during 1999.

Liquidity and Capital Resources

At December 31, 2001, the Company had a working capital deficit of $2,220,899. Substantially all of this working capital deficit arises from amounts due to the operator of East Lost Hills. The Company has recorded a net amount due to the operator of $2,474,817.

The disappointing operating results at East Lost Hills and specifically, the ability to advance this project and demonstrate its viability, has resulted in a very low stock price for the Company, making it very difficult to raise additional funding. As the Company's main oil and gas asset is its interest in the East Lost Hills Project, there is a direct relationship between positive operating developments and the Company's ability to raise additional capital for the project. In the past, the Company had been able to raise substantial funds to sustain development costs. Over the past few months, the Company has not been able to raise additional capital for this project, either through additional equity placement or sale of a portion of its interest in the project and the cash flow from the project has not been sufficient to sustain development costs. Immediately prior to the scheduled testing of the ELH #4 well, the operator raised the issue of outstanding balances, and refused to proceed with testing of the well. During May 2002, an agreement in principle was reached between the participants in the East Lost Hills Joint Venture, the result of which is that testing of the East Lost Hills #4 and #9 wells can proceed. Under the agreement with the participants in the East Lost Hills Joint Venture, the majority of them have agreed to assume responsibility for the Company's share of the outstanding liabilities relating to the ELH #4 well and sidetrack and the ELH #9 well. They will also fund the Company's share of on-going costs incurred in testing, completing, equipping and operating these wells.

The funding participants will be entitled to recover 300% of the funds they provide on behalf of the Company. However, only income derived from the ELH #4 sidetrack and the ELH #9 well will be applied to repayment of the 300% non-consent amount and the Company retains the right to prepay this at any time. This non-consent agreement is specific to the ELH #4 well/sidetrack and the ELH #9 well and does not apply to future wells.

ITEM 6: MARKET FOR SECURITIES

The Company's common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol KOB.

ITEM 7: DIRECTORS AND OFFICERS

The names, municipalities of residence, offices held with the Company and principal occupation of the directors and officers of the Company are as follows:

Name	Office	Principal Occupation
Graeme D. Robinson[2] Sydney, Australia	Director and President	President of the Company; Executive Director of Xenolith Gold Limited ("Xenolith"), Sydney, Australia
Nick DeMare[2] Burnaby, B.C.	Director	Chartered Accountant
Donald C. Rotherham[2] West Vancouver, B.C.	Director	Geological Consultant since November 1986
Jordan R. Smith[3] Denver, CO	Director	Professional Geologist; President, Ramshorn Investments Ltd.
Robert Rasmussen Surrey, B.C.	Secretary	Accountant. Corporate Secretary of the Company.

Notes:

(1) The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) Member of the Audit Committee.

(3) Mr. Smith is not standing for re-election at the Company's upcoming annual general meeting scheduled for June 27, 2002.

At this time the Company does not have an Executive Committee.

Each of the directors of the Company has been a director since the last annual meeting of the Company, and each of their respective terms will expire at the next annual general meeting of the Company.

As of May 31, 2002, Directors and officers of the Company own or control approximately 1,070,287 common shares of the Company representing approximately 4.1% of the issued and outstanding shares of the Company. In addition, as of May 31, 2002, Xenolith, a publicly traded Australian company, of which Mr. Graeme Robinson, the President and a director of the Company, is the Executive Director of Xenolith, owned 5,156,247common shares of the Company, representing approximately 19.5% of the issued and outstanding shares of the Company.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Proxy Circular in respect of its most recent annual and special meeting of shareholders that involved the election of directors. Additional financial information is available in the Company's comparative audited consolidated financial statements together with the auditor's report thereon for its most recently completed fiscal year.

A copy of the Annual Information Form, the Company's Management Proxy Circular for its most recent annual general meeting and the financial statements (including any interim statements from the past fiscal year) may be obtained upon request from the Corporate Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.